Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 41325-0176

Web site: www.langmichener.com

November 18, 2009

Great Basin Gold Ltd.
138 West Street, 4th Floor
Sandown, 2196, Sandton
South Africa 2146

and

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Great Basin Gold Ltd. (the “Company”)
Registration Statement on Form F-10

We write with reference to the Company’s registration statement on Form F-10 (File No. 333-163021), filed November 10, 2009, the Amendment No. 1 to the Form F-10, filed November 17, 2009, and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein.

In connection with the Prospectus Supplement of the Company dated November 18, 2009 (the “Prospectus Supplement”), we consent to the references to our name under the headings “Documents Filed as Part of the Registration Statement”, “Interests of Experts” and “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the heading “Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

Yours truly,

Lang Michener LLP

/s/ Lang Michener LLP